Credit Suisse Municipal Bond Fund, Inc.
Registration No. 333-60685
SUB-ITEM 77D:  Policies with respect to security investments
Effective May 31, 2002, the fund's investment policy was changed to reflect a change in law, as follows:
Under normal market conditions, the fund will invest at least 80% of net assets, plus any borrowings for investment purposes, in municipal securities.